AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 2004
                                                    REGISTRATION NO. 333-114417
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               INFOCROSSING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ----------------

                DELAWARE                           13-3252333
    (State or other jurisdiction    (I.R.S. employer identification number)
  of incorporation or organization)

                            2 CHRISTIE HEIGHTS STREET
                                LEONIA, NJ 07605
                                 (201) 840-4700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------

                            NICHOLAS J. LETIZIA, ESQ.
                            SENIOR VICE PRESIDENT AND
                                 GENERAL COUNSEL
                               INFOCROSSING, INC.
                            2 CHRISTIE HEIGHTS STREET
                                LEONIA, NJ 07605
                                 (201) 840-4700
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                             ROBERT A. ZUCCARO, ESQ.
                              LATHAM & WATKINS LLP
                          885 THIRD AVENUE, SUITE 1000
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                                ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement, as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] .........If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE

========================== ===================== ======================= ===================== ======================
 TITLE OF EACH CLASS OF        AMOUNT TO BE         PROPOSED MAXIMUM       PROPOSED MAXIMUM          AMOUNT OF
       SECURITIES            REGISTERED(1)(2)     AGGREGATE PRICE PER         AGGREGATE          REGISTRATION FEE
    TO BE REGISTERED                                    SHARE(3)          OFFERING PRICE(3)
-------------------------- --------------------- ----------------------- --------------------- ----------------------
Common Stock, par value      3,979,500 shares              $13.72            $54,598,740              $6,917.66 (4)
$.01 per share
========================== ===================== ======================= ===================== ======================


(1) Includes the registration for resale by the selling stockholders of (i) 2,917,000 shares of common stock presently issued and outstanding and (ii) 1,062,500 shares of common stock issuable upon exercise of outstanding common stock purchase warrants.

(2) In the event of a stock split, stock dividend or similar transaction involving the common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted in accordance with Rule 416 under the Securities Act of 1933, as amended to cover the additional shares of common stock issuable upon exercise of the related outstanding common stock purchase warrants.

(3) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $13.72 the average of the high and low prices of common stock of Infocrossing, Inc. as reported by The Nasdaq National Market on April 8, 2004.

(4) Previously paid with the filing of the original registration statement being amended hereby.

                                ----------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

================================================================================

   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
 STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN
   OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT
                                   PERMITTED.



                    SUBJECT TO COMPLETION DATED JUNE 10, 2004


                                   PROSPECTUS

                               INFOCROSSING, INC.

                        3,979,500 shares of Common Stock
                                ----------------

     We sold 2,917,000 shares of our common stock in private transactions which closed on March 31, 2004. In addition, we issued warrants to purchase up to 1,062,500 shares of our common stock in private transactions which closed on February 1, 2002. The selling stockholders of Infocrossing, Inc. listed in this prospectus may use this prospectus to offer and sell, from time to time, up to 3,979,500 shares of our common stock which include both the shares sold in the March 31, 2004 private placement and the shares issuable upon due exercise of the warrants sold in the February 1, 2002 private placement.

                                ----------------

     All of the proceeds from the sale of the securities covered by this prospectus will be received by the selling stockholders. We will not receive any of the proceeds from any sale by any selling stockholder of the securities covered by this prospectus.

     The selling stockholders may offer the common stock through one or more of the methods described under the caption "Plan of Distribution" in this prospectus.


     Our common stock trades on The Nasdaq National Market under the ticker symbol "IFOX." On June 8, 2004, the closing price of one share of our common stock was $13.00.


                                ----------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------


             THE DATE OF THIS PROSPECTUS IS ________________, 2004.

                                TABLE OF CONTENTS

                                                                          PAGE

Prospectus Summary..................................................       1
Risk Factors........................................................       5
Forward-Looking Statements..........................................      13
Use of Proceeds.....................................................      14
Recent Market Prices of Common Stock and Dividend Policy............      14
Description of Capital Stock........................................      15
Selling Stockholders................................................      17
Plan of Distribution................................................      22
Validity of Securities..............................................      24
Experts.............................................................      24
Where You Can Find More Information.................................      24
Incorporation of Certain Documents by Reference.....................      24

                                 ---------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT OR INFORMATION INCORPORATED IN SUCH DOCUMENTS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference carefully, including the section entitled "Risk Factors" and the financial statements and related notes included in the documents incorporated by reference.

GENERAL

     Management believes that we are a leading provider of information technology, or IT, and business process outsourcing services to enterprise clients. We deliver a full suite of managed and outsourced solutions that enable clients to leverage our infrastructure and process expertise to improve their efficiency and reduce their operating costs. During our nearly twenty year history, we have developed expertise in managing complex computing environments, beginning with traditional data center outsourcing services and evolving to a comprehensive set of managed solutions. We support a variety of clients, and assure the optimal performance, security, reliability, and scalability of our clients' mainframes, distributed servers, and networks, irrespective of where the systems' components are located. Strategic acquisitions, such as the acquisition of AmQUEST, Inc. in February 2002 and the acquisition of ITO Acquisition Corporation, a California corporation doing business as Systems Management Specialists, or "SMS," on April 2, 2004, have contributed significantly to our historical growth and remain an integral component of our long-term growth strategy.

     We offer IT outsourcing services across a range of IT functions, bundled into a customized, long-term contractual arrangement, whereby we assume responsibility for managing all or part of a client's information systems infrastructure and operations. Our IT outsourcing agreements center on data center operations, including mainframes, AS/400 or mid-range computing and NT/UNIX platforms, and extend to the infrastructure that facilitates the transmission of information across a client's enterprise. We believe that close attention to client service and support has been, and will continue to be, crucial to our success. We believe that because of our attention to client service, many of our client relationships have been long-term, extending well beyond the initial contract term.

     Our services are organized into six solution areas: (1) Mainframe Outsourcing, (2) Business Process Outsourcing, (3) Open Systems Management, (4) AS/400 Management, (5) Business Continuity and (6) IT Consulting.

o Mainframe Outsourcing. We believe our mainframe outsourcing solution provides clients with a cost-effective, operationally superior alternative to running and managing a mainframe infrastructure in-house. We combine the scalability and reliability of mainframe systems with the world-class management of, and access to, hardware, systems software, and communications. We offer the latest technologies, including Virtual Tape Subsystems, IBM's zSeries technology and Linux on the mainframe, to provide greater uptime and more efficiency for our customers. We have experience in operating multiple computer systems running on different operating and complex enterprise environments. We provide high capacity in processing speed, connectivity, and storage management.

o Business Process Outsourcing. Business process outsourcing involves clients contracting with us to perform functions that support their business, but are not their core competency. These functions, commonly called "back-office" processes, include services such as payroll, accounts receivable management, payment processing, logistics, data entry and customer care services. Back-office processes are often supported by an extensive IT infrastructure. By contracting with us, companies can improve their processes, reduce their costs, and concentrate on their core business.

     We provide a variety of customized IT services designed to specific client requirements. These services include the development of proprietary software we utilize to meet the IT processing requirements of particular clients. We manage the software application and retain ownership of the software we develop.

o Open Systems Management. We provide on-site hosting and remote management of customers' hardware and software running on Unix and Windows servers for both Internet based and other applications. Clients can choose from a wide range of options for their open systems - starting with basic on-site hosting all the way up to fully customized, fully managed services. This highly flexible approach makes it easy to support a variety of systems from a simple website or database application to a full-scale, multinational Enterprise Resource Plan system. With our IFOXcenter management tools, we can remotely manage systems located at our customers' own data centers or at a third-party location.

o AS/400 and Iseries Management. We provide specialized support and outsourcing resources for companies that rely on midrange computers. With an experienced staff and infrastructure resources, we operate, administer, and maintain a client's midrange systems. Additionally, we have the expertise and flexibility to manage a client's system the way the client chooses to have it managed. With our IFOXcenter management tools, we can take full responsibility for managing a customer's systems even if the hardware is located outside of one of our data centers.

o Business Continuity. Our business continuity solutions help assure clients that their operations can proceed in the face of disaster. We offer 24 x 7, high-availability services - including disaster-planning assistance. The disaster recovery solutions are integrated into a client's overall IT infrastructure, with the opportunity to balance IT processing between their own data center and dedicated systems at either of our production data centers. We provide a full alternate office site, including desktop workstations, phone systems, and conventional office infrastructure such as fax and copier machines, networked printers and conferencing facilities.

o Consulting Services. We provide review and implementation services for the underlying infrastructure of an enterprise's IT operations, to reduce costs and improve services to the enterprise and end-user. Our expertise developed over our nearly twenty year history coupled with our highly trained and experienced staff can assist with design through implementation and on-going support in the areas of network architecture, infrastructure integration, automation process control, operating systems, database administration and system stress testing.


THE IT OUTSOURCING INDUSTRY

We believe that the IT outsourcing market will grow for the following reasons:

o    the need for companies to reduce costs and improve operating margins;

o    a slowdown in capital spending on existing IT infrastructure;

o the increasing complexity of information technology systems and the need to connect electronically with clients, suppliers and other internal systems;

o the increasing requirements for rapid processing of information and the instantaneous communication of large amounts of data to multiple locations;

o the desire of business and government organizations to focus on their core competencies;

o the desire by business and government organizations to take advantage of the latest advances in technology without the cost and resource commitment required to maintain an in-house system;

o the need to provide alternative or back-up locations for mission critical information; and

o    the proliferation of web-based and wireless technologies.

                               RECENT DEVELOPMENTS

     On March 31, 2004 we sold 2,917,000 shares of our common stock for aggregate gross proceeds of $30.6 million in private placement transactions to accredited investors. Most of the proceeds from this private placement were used to fund a portion of the purchase price for the acquisition of SMS, described below.

     On April 2, 2004, we acquired all of the outstanding capital stock of ITO Acquisition Corporation, a California corporation doing business as SMS, from ITO Holdings, LLC for approximately $35 million in cash and 135,892 shares of our common stock.

     In connection with the acquisition of SMS, on April 2, 2004, we amended and restated our term loan agreement, dated as of October 21, 2003, among us, CapitalSource Finance LLC, as agent and lender, and the other lenders that are party thereto to provide a portion of the funding for the acquisition. As amended and restated, the term loan agreement provides for a $25 million Tranche A facility and a $15 million Tranche B facility. We paid all $15 million of the proceeds from the Tranche B facility and most of the proceeds from the March 31, 2004 private placement of our common stock to ITO Holdings, LLC to consummate the acquisition of SMS. The Tranche A facility contains substantially similar terms as the credit facility that existed prior to amendment of the term loan agreement. The term loan agreement is subject to certain restrictive covenants and is guaranteed by all of our subsidiaries, including SMS. The term loan agreement is secured by a pledge of substantially all of our assets and all of the assets of our subsidiaries, including SMS. The term loan agreement is also secured by a pledge of all of the outstanding capital stock of our subsidiaries, including SMS.

     SMS, headquartered in Orange County, California, provides computing operations, business process outsourcing and managed application services to clients primarily located in the western United States. SMS's business model is based on signing long-term, recurring revenue commitments for services delivered from a data center infrastructure. SMS's principal assets consist of rights under contracts, leases and licenses of the equipment, real estate and intellectual property used in performing its business. We anticipate that SMS will continue to operate its business as our wholly owned subsidiary.

     Immediately following the acquisition of SMS, we appointed Patrick A. Dolan as our President and Chief Operating Officer. Mr. Dolan, who previously served as a manager of ITO Holdings, LLC and the Chairman and Chief Executive Officer of SMS, was also appointed to serve as the President of SMS. Mr. Dolan was also elected to our board of directors on April 28, 2004. In addition, Robert B. Wallach, our former President, was promoted to the position of Vice-Chairman of our board of directors. Finally, on April 28, 2004, we elected Howard L. Waltman to our board of directors as an independent director. He had previously served on our board of directors from 1997 to May 2000.

                                 ---------------

     We were organized as a New York corporation in October 1984 and reincorporated in Delaware on August 31, 1999. On June 5, 2000, we changed our name from Computer Outsourcing Services, Inc. to Infocrossing, Inc. Our principal executive offices are located at 2 Christie Heights Street, Leonia, New Jersey 07605, and our telephone number at that location is (201) 840-4700. Our web site is www.infocrossing.com. The information on our web site is not a part of this document.

                                  THE OFFERING


Issuer...................................     Infocrossing, Inc.

Common stock offered by the
   selling stockholders..................     3,979,500 shares

Common stock offered by
   Infocrossing..........................     None


Common stock outstanding
   before this offering..................     18,326,713 shares

Common stock to be outstanding
   immediately after this offering.......     19,389,213 shares (1)


Use of Proceeds..........................     All of the proceeds from the sale
                                              of the securities covered by this
                                              prospectus will be received by the
                                              selling stockholders. We will not
                                              receive any of the proceeds from
                                              any sale by any selling
                                              stockholder of the securities
                                              covered by this prospectus.  See
                                              "Use of Proceeds."

Nasdaq National Market symbol............     IFOX

                                  -----------


(1) The number of shares of our common stock to be outstanding immediately after this offering is based on 18,326,713 shares outstanding as of June 8, 2004 plus the additional 1,062,500 shares of common stock being offered hereby which are issuable upon exercise of outstanding warrants, assuming all of those warrants are exercised in full. This number does not include:


     o    618,969 shares of common stock held in our treasury;

     o 3,397,093 shares of common stock issuable upon exercise of all other outstanding warrants, including warrants for 3,282,093 shares previously registered on a Form S-3 declared effective February 12, 2004;

     o 1,961,604 shares of common stock issuable upon exercise of outstanding stock options issued to employees, directors and others; and

     o 272,573 additional shares of common stock reserved for future issuances under our 2002 Stock Option and Stock Appreciation Rights Plan.

                                  RISK FACTORS


You should carefully consider the following risk factors and warnings before making an investment decision. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information set forth and incorporated by reference in this Prospectus, including our consolidated financial statements and the related notes.

This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

LOSS OF MAJOR CLIENTS COULD REDUCE OUR REVENUES AND CAUSE ADDITIONAL LOSSES FOR OUR BUSINESS


     Our customers include commercial enterprises, institutions, and government agencies. For the firat quarter ended March 31, 2004 and for the year ended December 31, 2003, one client, ADT Security Services, Inc., accounted for more than 10% of our consolidated revenue. For the years ended December 31, 2002 and December 31, 2001, two clients, ADT and Alicomp, a division of Alicare, Inc., each accounted for more than 10% of our consolidated revenue. For the two-month period ended December 31, 2000, and the fiscal year ended October 31, 2000, Alicomp and International Masters Publishers, Inc. accounted for in excess of 10% of our consolidated revenue.


     Our success depends substantially upon the retention of our major customers as clients. Generally, we may lose a client as a result of a contract expiration, merger or acquisition, business failure, or the selection of another provider of information technology services. We cannot be sure that we will be able to retain long-term relationships or secure renewals of short-term relationships with ADT or our other major clients in the future.

OUR CONTRACTS CONTAIN TERMINATION PROVISIONS AND PRICING RISKS THAT COULD CAUSE US TO LOSE OUR IT OUTSOURCING CONTRACTS OR LOSE MONEY ON OUR REMAINING IT OUTSOURCING CONTRACTS

     Many of our IT outsourcing contracts with clients permit termination upon ninety days notice and payment of an early termination fee. The ability of our clients to terminate contracts creates an uncertain revenue stream. If clients are not satisfied with our level of performance, pricing or other attributes, our reputation in the IT outsourcing industry may suffer, which may also materially and adversely affect our business, financial condition and results of operations.

     Some of our contracts contain pricing provisions that require the payment of a set fee by the client for our services regardless of the costs we incur in performing these services and/or provide for penalties in the event we fail to achieve certain contract standards. These pricing provisions, particularly in the case of long-term outsourcing agreements, require us to make estimates and assumptions at the time we enter into the contracts that could differ from actual results. These estimates may not necessarily reflect the actual costs to provide the contracted services. Any increased or unexpected costs or unanticipated delays in the performance of these engagements, including delays caused by factors out of our control, could cause us to lose money on these fixed price contracts and the losses could be material.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS IN THE IT OUTSOURCING INDUSTRY WHICH COULD CAUSE US TO LOSE EXISTING CUSTOMERS OR PREVENT US FROM OBTAINING NEW CUSTOMERS

     We operate in highly competitive markets in the IT outsourcing industry. Our current and potential competitors include other independent computer service companies and divisions of diversified enterprises, as well as the internal information technology departments of existing and potential customers. Among the most significant of the Company's competitors are IBM Corporation, Electronic Data Systems Corporation, Affiliated Computer Services, Inc., Computer Sciences Corp. and SunGard Data Systems, Inc.

     In general, the IT outsourcing services industry is fragmented, with numerous companies offering services in limited geographic areas, vertical markets, or product categories. Many of our larger competitors have substantially greater financial and other resources than we do. We compete on the basis of a number of factors, including price, quality of service, technological innovation, breadth of services offered and responsiveness. Some of these factors are beyond our control. For example, our larger competitors may be able to enter into agreements with software licensors on more favorable terms than us because the cost of software licensing depends on usage.

     We cannot be sure that we will be able to compete successfully against our competitors in the future. If we fail to compete successfully against our current or future competitors with respect to these or other factors, our business, financial condition, and results of operations will be materially and adversely affected.

CHANGES IN TECHNOLOGY IN THE IT OUTSOURCING INDUSTRY COULD CAUSE OUR BUSINESS TO LOSE MONEY OR COULD REQUIRE US TO INVEST ADDITIONAL CAPITAL IN NEW TECHNOLOGY

     The markets for our services change rapidly because of technological innovation, new product and service introductions, and changes in customer requirements, among other factors. New products and services and new technology often render existing information services or technology infrastructure obsolete, costly, or otherwise unmarketable. For example, the introduction of new software applications for a particular computer platform will make other computer platforms less attractive to companies desiring to use the new applications. As a result, our success depends on our ability to timely innovate and integrate new technologies into our service offerings. We cannot be sure that we will be successful at adopting and integrating new technologies into our service offerings in a timely manner.

     Advances in technology also require us to expend substantial resources to acquire and utilize new technologies in our business. We must continue to commit resources to train our personnel in the use of these new technologies. We must also continue to train personnel to maintain the compatibility of existing hardware and software systems with these new technologies. We cannot be sure that we will be able to continue to commit the resources necessary to update our technology infrastructure at the rate demanded by our markets.

OUR SYSTEMS AND PROCESSES ARE NOT PROTECTED BY PATENTS OR BY REGISTERED COPYRIGHTS, TRADEMARKS, TRADE NAMES OR SERVICE MARKS AND AS A RESULT, OUR COMPETITORS MAY BE ABLE TO USE OUR SYSTEMS AND PROCESSES TO COMPETE AGAINST US AND HURT OUR BUSINESS

     We believe that because of the rapid pace of technological change in the computer industry, copyright and other forms of intellectual property protection are of less significance than factors such as the knowledge and experience of management and other personnel, and our ability to develop, enhance, market, and acquire new systems and services. As a result, our systems and processes are not protected by patents or by registered copyrights, trademarks, trade names, or service marks. To protect our proprietary services and software from illegal reproduction, we rely on certain mechanical techniques in addition to trade secret laws, restrictions in certain of our customer agreements with respect to use of our services and disclosure to third parties, and internal non-disclosure safeguards, including confidentiality restrictions with certain employees. Despite these efforts, it may be possible for our competitors or clients to copy aspects of our trade secrets. This could have a material adverse effect on our business, financial condition, and results of operations.

INTELLECTUAL PROPERTY LITIGATION COULD CAUSE US TO LOSE MONEY AND LOWER OUR STANDING IN THE IT OUTSOURCING INDUSTRY

     In recent years, there has been significant litigation in the United States involving patent and other intellectual property rights. We are not currently involved in any material intellectual property litigation. We may, however, be a party to intellectual property litigation in the future to protect our trade secrets or know-how.

     Our suppliers, customers, and competitors may have patents and other proprietary rights that cover technology employed by us. Such persons may also seek patents in the future. Due to the confidential nature of United States patent applications, we are not aware of all patents or other intellectual property rights of which our services may pose a risk of infringement. Others asserting rights against us could force us to defend ourselves against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend any such litigation, and intellectual property litigation could force us to do one or more of the following:

     o cease selling or using services that incorporate the challenged technology;

     o    redesign those services that incorporate the challenged technology;
          and

     o obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which may require us to pay royalties, which could be substantial.

     In addition, we generally agree in our contracts to indemnify our clients for any expenses or liabilities they may incur resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client.

     Furthermore, any ongoing intellectual property litigation could cause us to lose customers and harm our reputation within the IT outsourcing industry.

FAILURE TO PROPERLY MANAGE GROWTH COULD CAUSE OUR BUSINESS TO LOSE MONEY

     We have expanded our operations rapidly in recent years. We intend to expand our operations in the foreseeable future to pursue existing and potential market opportunities. This growth places a significant demand on management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems and controls on a timely basis. If we fail to implement these systems and controls, our business, financial condition, and results of operations will be materially and adversely affected.

ACQUISITIONS WE MAKE MAY NOT PROVIDE EXPECTED BENEFITS AND COULD POSSIBLY RESULT IN A LOSS OF MONEY AND RESOURCES

     We intend to consider selective acquisition opportunities going forward such as our recent acquisition of SMS. Therefore, we may acquire businesses or technologies in the future that we believe are a strategic fit with our business. These acquisitions may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. In addition, the integration of businesses or technologies may prove to be more difficult than expected, and we may be unsuccessful in maintaining and developing relations with the employees, customers and business partners of acquisition targets. Since we will not be able to accurately predict these difficulties and expenditures, it is possible that these costs may outweigh the value we realize from the acquisitions. Future acquisitions could also result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities, deferred stock based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

LOSS OF KEY PERSONNEL COULD CAUSE OUR BUSINESS TO LOSE MONEY OR CAUSE US TO INVEST CAPITAL TO REPLACE SUCH PERSONNEL

     Our success depends largely on the skills, experience, and performance of some key members of our management, including our Chairman and Chief Executive Officer, Zach Lonstein. The loss of any key members of our management may materially and adversely affect our business, financial condition, and results of operations. In addition, loss of key members of management could require us to invest capital to search for a suitable replacement. Such a search could serve as a distraction to the remaining members of management preventing them from focusing on the ongoing development of our business which, in turn, could cause us to lose money.

OUR BUSINESS DEPENDS ON OUR ABILITY TO RECRUIT, TRAIN, AND RETAIN SKILLED PERSONNEL TO PERFORM IT OUTSOURCING SERVICES; OUR FAILURE TO DO SO COULD INCREASE OUR COSTS AND LIMIT OUR GROWTH

     We must continue to grow by hiring and training technically-skilled people in order to perform services under our existing contracts and new contracts that we will enter into. The people capable of filling these positions are in great demand and recruiting and training qualified personnel require substantial resources. Our business also experiences significant turnover of technically-skilled people. If we fail to attract, train, and retain sufficient numbers of these technically-skilled people, our business, financial condition, and results of operations will be materially and adversely affected.

WE MAY HAVE DIFFICULTY ACHIEVING AND SUSTAINING PROFITABILITY AND MAY EXPERIENCE ADDITIONAL LOSSES IN THE FUTURE

From the fourth quarter of 1999 through the third quarter of 2003, we incurred significant net losses. As of March 31, 2004, we had an accumulated deficit of approximately $75.3 million, although we had positive net worth of approximately $61.1 million. For the two quarters ended March 31, 2004, we had net income totaling approximately $2.0 million. The quarters ended December 31, 2003 and March 31, 2004, respectively, were the first quarters of positive earnings after sixteen consecutive quarters of net losses. There is no assurance that we will generate positive net income in the future.

WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON TERMS THAT ARE ACCEPTABLE TO US, WHICH COULD LIMIT OUR GROWTH

     We may need to raise additional capital to develop or enhance our technologies, to fund expansion, or to acquire complementary products, businesses or technologies. Additional financing may not be available on terms that are acceptable to us. If we raise additional funds through the issuance of equity securities or securities convertible into or exercisable for equity securities, the percentage ownership of our other stockholders would be reduced. Additionally, these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on terms acceptable to us, our ability to develop and enhance our services, fund expansion, and otherwise take advantage of unanticipated opportunities would be significantly limited.

OUR INDEBTEDNESS COULD LIMIT OUR AVAILABLE CASH FLOW, HARM OUR CREDIT RATING AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR OUTSTANDING INDEBTEDNESS

We have a significant amount of indebtedness. On March 31, 2004, after giving effect to the additional $15 million term loan incurred in connection with the acquisition of SMS described under the caption "Prospectus Summary - Recent Developments", we had total indebtedness of $43.0 million consisting of $39.9 million of senior secured term loans and $3.1 million of other debt and capital leases.

     The senior secured term loans mature in October 2008. These term loans have an interest rate of 9% per annum, calculated on the basis of a 360 day year, and payable on last day of March, June, September and December of each year. On April 2, 2004, we amended and restated the term loan agreement to rename the aforesaid term loans as the A class term loans and to create B class senior secured term loans in the aggregate principal amount of $15 million. The B class term loans bear interest at the prime rate, as defined, plus 3%, subject to a floor of 9%. Both the A class and B class term loans provide for a default interest rate of 3% on the unpaid principal of the term loans and overdue interest. Interest on the amended and restated term loans is payable monthly in arrears. The term loans and guarantees are our and our subsidiaries' senior secured obligations, secured by a first-priority interest on substantially all of our assets and the assets of our subsidiaries, including the capital stock of our subsidiaries.

     Beginning on December 1, 2004, required principal payments of $312,500 are due each month. In addition, at the end of the fiscal year ended December 31, 2004, we are required to make principal payments equal to 25% of our excess cash flow (as defined in the term loan agreement) for such fiscal year. At the end of subsequent fiscal years, required principal payments equal to 50% of excess cash flow must be made. Through April 2, 2005, we may incur prepayment penalties if we prepay more than $15 million of the term loans.

     We are also required to prepay the term loans with all net proceeds from:

     o certain sales, transfers or other dispositions of property or assets if the aggregate amount of such sales, transfers or other dispositions is equal to or greater than $250,000 in any fiscal year;

     o casualty or insured damage if the aggregate amount of such casualty or insured damage is equal to or greater than $250,000 in any fiscal year; and

     o the receipt of unscheduled payments in connection with the termination of a customer contract in excess of $1,000,000 during any fiscal year;

          provided that we have the right to reinvest within 180 days of the receipt of any such proceeds: (a) all proceeds from casualty events and (b) up to $5,000,000 of proceeds from asset sales. We are also required to prepay the term loans with 50% of the net proceeds from a sale of capital stock or other equity securities.

     Upon a change of control event, we are required to prepay the term loans at 101% of the then outstanding aggregate principal amount, plus unpaid interest.

     The loan documents provide for customary negative covenants, including limitations with respect to:

     o incurring indebtedness, except, among other things: (a) $4,000,000 to finance the acquisition of fixed or capital assets, (b) up to $5,000,000 of indebtedness acquired in a Permitted Acquisition, and
          (c) up to $1 million of unsecured indebtedness;

     o    incurring liens;

     o    fundamental changes;

     o sale of assets, except, among other things, sales of assets in the ordinary course of business if for any period of 12 consecutive months such sales do not exceed 10% of our consolidated total assets at the beginning of such 12 month period;

     o    amendments to material agreements;

     o dividends, except, among other things, a $500,000 basket for repurchase of stock from present or former officers and employees upon death, disability or termination of employment;

     o limitations on capital expenditures each fiscal year in excess of $6.0 million per fiscal year (with excess amounts carrying over to only the succeeding year);

     o limitations on investments, loans and advances, except, among other things, certain acquisitions not exceeding $10,000,000 in the aggregate; and

     o limitations on modifications to other debt instruments; transactions with affiliates; sales and leasebacks; changes in fiscal year, negative pledge clauses; and lines of business.

     The term loan agreement provides for customary financial covenants, including:

     o a leverage ratio, specifically, limitations on ratio of consolidated total debt to consolidated EBITDA for any period of four consecutive quarters, which declines over time from 3.50 to 1 for the fiscal quarter ended March 31, 2004 to 1.50 to 1 as of the fiscal quarter ending September 30, 2008;

     o minimum consolidated EBITDA for any period of four consecutive quarters which increases over time from $9,500,000 for the fiscal quarter ended March 31, 2004 to $25,000,000 for the fiscal quarter ending September 30, 2008; and

     o a fixed charge coverage ratio, specifically, minimum requirements for the ratio of consolidated EBITDA to consolidated fixed charges for any period of four consecutive quarters, which increases over time from
          0.95 to 1 for the fiscal quarter ended March 31, 2004 to 1.25 to 1 as of the fiscal quarter ending September 30, 2008.

     Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, require us to pay interest, default interest, fees and expenses. This could severely constrain our available cash flow and would require us to consider all of our financial and other alternatives including possible replacement financing, a negotiated workout or seeking protection from our creditors under chapter 11 of the U.S. bankruptcy code.

     In addition to the foregoing, our recent acquisition of ITO Acquisition Corporation d/b/a Systems Management Specialists includes incurring approximately $4.0 million in additional capital lease obligations.


     Our substantial indebtedness could have important consequences to you. For example, it could:

     o make it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness, including the senior secured term loans;

     o increase our vulnerability to general adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     o place us at a competitive disadvantage compared to our competitors that have less debt; and

     o    limit our ability to borrow additional funds.


WE HAVE NOT PAID CASH DIVIDENDS ON OUR COMMON STOCK AND DO NOT EXPECT TO DO SO

     We have never declared or paid a cash dividend on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

OUR STOCK PRICE IS VOLATILE AND COULD DECLINE


     The price of our common stock has been, and is likely to continue to be, volatile. For example, our stock price in the third quarter of 2001 was as low as $4.00 per share and as high as $14.50 per share in the second quarter of 2004 (through June 8, 2004). The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:


     o    quarterly variations in our operating results;

     o announcements we make regarding significant contracts, acquisitions, strategic partnerships, or joint ventures;

     o    additions or departures of key personnel;

     o changes in market valuations of information technology service companies;

     o    changes in financial estimates by securities analysts; and

     o    sales of our common stock.

     In addition, the stock market in general, and companies whose stock is listed on The Nasdaq National Market, have experienced extreme price and volume fluctuations that have often been disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     We expect our revenues and operating results to vary from quarter to quarter. These variations are likely to be caused by many factors that are, to some extent, outside our control, including the addition or loss of customers and the time in the quarter that an addition or loss occurs; variability of fees and expenses with respect to contractual arrangements when our fees are not fixed; and an increase in depreciation or amortization because of the acquisition of new equipment or software licenses and one time non-recurring and unusual charges whether incurred in the ordinary course of business or not. Accordingly, we believe that quarter-to-quarter comparisons of operating results for preceding quarters are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

AVAILABILITY OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK FOR SALE COULD CAUSE ITS MARKET PRICE TO DECLINE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering or the perception exists that such sales could occur, including shares issued upon exercise of outstanding common stock purchase warrants, the market price of our common stock could fall.


     As of June 8, 2004, there were 18,326,713 shares of our common stock outstanding. Of those outstanding shares, 2,917,000 shares, plus an additional 1,062,500 shares issuable under outstanding warrants are being registered for resale under this prospectus. A sale of all or a significant portion of these shares could have an adverse impact on our stock price.

     As of June 8, 2004, Zach Lonstein, our Chairman and Chief Executive Officer, beneficially owned 1,566,191 shares of our common stock. Substantially all of those shares are available for sale in the public market pursuant to Rule 144 under the Securities Act, subject to certain volume, manner of sale and other restrictions. Zach Lonstein may require us to register his shares for resale, under certain conditions, pursuant to a registration rights agreement that we entered into with him.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS, THE STOCKHOLDER AGREEMENT AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS AND PREVENT STOCKHOLDERS FROM OBTAINING A PREMIUM FOR THEIR SHARES

     Some provisions of our certificate of incorporation and bylaws, the stockholder agreement and Delaware law could delay, prevent, or make more difficult a merger, tender offer, or proxy contest involving us. Among other things:

     o under our certificate of incorporation, our board of directors may issue up to 3,000,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock;

     o under our certificate of incorporation, our board of directors has three classes of directors, with each director serving for a term of three years; and

     o under our certificate of incorporation, our stockholders may remove our directors at any time, but only for cause.

     Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include certain statements pertaining to our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions and results of operations are forward-looking statements. To identify forward-looking statements look for words like "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates" or "anticipates" and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. These, and all forward-looking statements, necessarily depend on assumptions, data or methods that may be incorrect or imprecise.

     Such statements reflect the current views of the Company and its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

     Our actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, us and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other things, those described under "Risk Factors" elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the securities covered by this prospectus will be received by the selling stockholders. We will not receive any of the proceeds from any sale by any selling stockholder of the securities covered by this prospectus.

            RECENT MARKET PRICES OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock is listed and traded on The Nasdaq National Market under the symbol "IFOX." For the periods reported below, the following table sets forth the high and low sale prices for our common stock as reported by The Nasdaq National Market. On June 8, 2004 the last reported sale price for our common stock was $13.00 per share.

                                                             PRICE RANGE
                                                          HIGH         LOW
----------------------------------------------------- ----------- ------------
2002
     First Quarter.................................       7.000       3.910
     Second Quarter................................       6.890       4.555
     Third Quarter.................................      10.050       5.607
     Fourth Quarter................................       8.100       5.990

2003
     First Quarter.................................       7.150       5.890
     Second Quarter................................       7.300       6.220
     Third Quarter ................................       8.500       7.040
     Fourth Quarter................................      12.130       7.280


FISCAL 2004
     First Quarter.................................      13.750      10.020
     Second Quarter (through June 8, 2004).........      14.500      11.780

     As of June 8, 2004, we had approximately 136 stockholders of record. In addition, we believe that there are approximately 500 beneficial owners holding their shares in "street name."


     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

                          DESCRIPTION OF CAPITAL STOCK



     As of June 8, 2004, the Company was authorized to issue:

     o 50,000,000 shares of common stock, $0.01 par value, of which 18,326,713 shares were outstanding; and


     o 3,000,000 shares of preferred stock, $0.01 par value, none of which were outstanding.

     The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and our Restated Certificate of Incorporation, as amended, which we refer to as the Certificate of Incorporation.

     Holders of common stock are entitled to receive such dividends, if any, as may from time to time be declared by our board of directors out of funds legally available therefore. Pursuant to our Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of our company, holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock being offered by this prospectus are, and the shares of common stock offered hereby upon due exercise of the relevant warrants, when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future. As a result of the consummation of the recapitalization of all outstanding shares of our redeemable 8% series A cumulative convertible participating preferred stock due 2007 and series A warrants exercisable for shares of our common stock on October 21, 2003, no shares of preferred stock are presently outstanding and as of the date of this prospectus we do not have any present plan to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     o prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66?% of the outstanding voting stock that is not owned by the interested stockholder.

          Section 203 defines "business combination" to include the following:

     o any merger or consolidation involving the corporation and the interested stockholder;

     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

                              SELLING STOCKHOLDERS

     We are registering 3,979,500 shares of our common stock for resale by the selling stockholders identified below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. We agreed to register 2,917,000 of these shares pursuant to the Registration Rights Agreement, dated as of March 24, 2004, by and among our company and certain of the selling stockholders. We agreed to register 1,062,500 of these shares, which are issuable pursuant to the due exercise of the warrants, pursuant to the piggyback registration rights granted to the warrant holders and certain other parties under the Second Amended and Restated Registration Rights Agreement dated as of October 21, 2003 by and among the Company and the parties named therein. Please see "Plan of Distribution."

     On March 31, 2004 we sold 2,917,000 shares of our common stock for aggregate gross proceeds of approximately $30.6 million in private placement transactions to accredited investors. Most of the proceeds from this private placement were used to fund a portion of the purchase price for the acquisition of SMS. All of those shares are being registered for resale by certain of the selling stockholders.

     In February 2002, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. provided $10,000,000 in the form of debentures at an interest rate of 12% for the first two years, 13% for the third year and, if we exercised our right to extend the due date of the debentures for one year, 14% in the fourth year. This amount was used by us to fund a portion of the acquisition price of AmQuest, Inc. In connection with the issuance of the debentures, Camden received 2,000,000 warrants to purchase our common stock at an exercise price of $5.86 per share. A portion of these warrants could be cancelled by us if we prepaid the debentures. The issuance of warrants (involving more than 19.99% of the outstanding shares) was approved by our stockholders at a meeting held on June 25, 2002. The debentures were repaid from the proceeds of an October 2003 private placement, and we exercised our right to cancel 937,500 of the warrants. All remaining 1,062,500 shares issuable upon due exercise of the warrants currently held by Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. are being registered for resale pursuant to this Registration Statement. During the period when the debentures were outstanding, a principal of Camden (David Warnock) had rights of observation at our board of directors' meetings.

     In February 2000, Camden provided approximately $857,000 as part of a $3,000,000 short-term convertible notes financing. These were repaid from the proceeds of our preferred stock funding. In connection with the repayment of the short-term convertible notes and the termination of related potential equity interests, Camden received warrants to purchase 8,571 shares of our Common Stock at $19.25 per share. None of the shares issuable upon due exercise of these warrants are being registered for resale pursuant to this Registration Statement. Cahill Warnock and Strategic Associates are affiliates of each other and of Camden Partners. Camden has been a greater than 5% shareholder of our common stock during the three year period addressed by Item 507 of Regulation S-K.


     The following table sets forth certain information by the named selling stockholders, as of the date they completed a selling securityholder questionnaire (dates ranging from March 24, 2004 to April 12, 2004), with respect to the number of shares of our common stock that each selling stockholder reported to us as being beneficially owned by such selling stockholder, the number of shares of our common stock that may be offered for resale for the account of each of the selling stockholders pursuant to this prospectus and the number of shares of our common stock to be held by the selling stockholders assuming the sale of all of the shares by the selling stockholders. Percentage ownership is based on 18,326,713 shares of common stock outstanding, which excludes treasury shares, as of June 8, 2004. The selling stockholders may sell all, some or none of the common stock being offered. The information in this table is based upon information provided by each respective selling stockholder. Based upon such information, none of the selling stockholders is a broker-dealer.

                                                                                           SHARES
                                                                SHARES BENEFICIALLY      OFFERED BY    SHARES BENEFICIALLY OWNED
                                                                   OWNED PRIOR TO           THIS               SUBSEQUENT
                NAME OF SELLING STOCKHOLDER                       THE OFFERING (1)       PROSPECTUS      TO THE OFFERING (1)(2)
                ---------------------------
                                                                 SHARES      PERCENT                      SHARES       PERCENT
Baron Small Cap Fund, a series of Baron Asset Fund+ (a)          1,099,504     5.7%           241,000       858,504      4.5%
Baron iOpportunity Fund, a series of Baron Asset
Fund+ (b)                                                           49,000      *              49,000       -             -
Bear Stearns Security Corp, Custodian FBO J. Steven Emerson
- IRA Rollover II (c)                                              165,000      *             165,000       -             -
Bear Stearns Security Corp, Custodian FBO J. Steven Emerson
- Roth IRA (d)                                                     125,000      *             125,000       -             -
Brookbend & Co., nominee for Janus Capital Management LLC +
(e)                                                              2,412,118    11.6%           400,000     2,012,118      9.9%
Cahill Warnock Strategic Partners Fund, L.P. (f) (3)             1,936,327     9.6%           468,563       873,827      4.6%
Camden Partners Strategic Partners Fund II-A, L.P. (g)(4)        1,936,327     9.6%           551,650       873,827      4.6%
Camden Partners Strategic Partners Fund II-B, L.P. (h)(5)        1,936,327     9.6%            32,725       873,827      4.6%
Corsair Capital Investors, Ltd.+ (i)                                15,000      *              15,000       -             -
Corsair Capital Partners 100, L.P.+ (j)                              5,000      *               5,000       -             -
Corsair Capital Partners, L.P.+ (k)                                181,534     1.0%            30,000       151,534       *
Crestview Capital Master, LLC (l)                                   65,000      *              65,000       -             -
FlyLine Holdings, Ltd. (m)                                          20,000      *              20,000       -             -
JLF Offshore Fund, Ltd. (n)                                        440,000     2.3%           440,000       -             -
JLF Partners I, L.P. (o)                                           255,000     1.4%           255,000       -             -
JLF Partners II, L.P. (p)                                           20,000      *              20,000       -             -
LB I Group Inc. c/o Lehman Brothers Inc.+(q)                       470,000     2.5%           470,000       -             -
Leaf Investment Partners, L.P. c/o S Squared Technology
Group (r)                                                          263,900     1.4%           263,900       -             -
Leaf Offshore Investment Fund, Ltd. c/o S Squared
Technology Group (s)                                                71,100      *              71,100       -             -
SF Capital Partners, Ltd.+ (t)                                      97,000      *              97,000       -             -
SRG Capital, LLC+ (u)                                               10,000      *              10,000       -             -
Strategic Associates, L.P. (6) (v)                               1,936,327     9.6%             9,562       873,827      4.6%
Topaz Partners c/o Jemmco Capital Corp+ (w)                         50,000      *              50,000       -             -
Trustman c/o Arthur Vining Davis Foundation+ (x)                     2,300      *               2,300       -             -
Trustman c/o STI Classic Small Cap Growth Fund+ (y)                122,000      *             122,000       -             -
Trustman c/o TUA Sandra Brooks+ (z)                                    200      *                 200       -             -
Trustman c/o TUA Troyal Brooks+ (aa)                                   500      *                 500       -             -

---------------

*    Represents less than 1% of the issued and outstanding shares.

+ This selling stockholder is an affiliate of a broker-dealer and has represented to the Company that it acquired the shares in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to dispose of the shares, other than a commitment by us to register the shares pursuant to a shelf registration statement.

     (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to warrants which are currently exercisable are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity. To our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them except as noted otherwise.

     (2) Assumes the sale of all shares offered hereby.

     (3) Cahill, Warnock Strategic Partners Fund, L.P. is the beneficial owner of 714,349 shares of common stock and warrants to purchase 582,163 shares of common stock, including 468,563 shares offered hereby. Cahill, Warnock Strategic Partners Fund, L.P. may also be deemed a beneficial owner of securities owned by Strategic Associates, L.P. Strategic Associates, L.P. is the beneficial owner of 39,582 shares of common stock and warrants to purchase 15,858 shares of common stock, including 9,562 shares offered hereby. Strategic Associates, L.P. may be deemed to be the beneficial owner of securities owned by Cahill, Warnock Strategic Partners Fund, L.P. The general partner of both Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. is Cahill, Warnock Strategic Partners, L.P. Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. may also be deemed the beneficial owner of securities owned by Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. The general partners of Cahill, Warnock Strategic Partners L.P. are similar to the managing members of Camden Partners Strategic II, LLC, the general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. Camden Partners Strategic Fund II-A owns 551,650 warrants to purchase shares of common stock offered hereby and Camden Partners Strategic Fund II-B, L.P. owns 32,725 warrants to purchase shares of common stock offered hereby. Only 468,563 shares beneficially owned by Cahill, Warnock Strategic Partners Fund, L.P. are being offered by this prospectus.

     (4) Camden Partners Strategic Fund II-A, L.P. is the beneficial owner of warrants to purchase 551,650 shares of common stock offered hereby. Camden Partners Strategic Fund II-A, L.P. may also be deemed the beneficial owner of warrants owned by Camden Partners Strategic Fund II-B, L.P. to purchase 32,725 common shares offered hereby, 714,349 shares of common stock and warrants to purchase 582,163 shares of common stock beneficially owned by Cahill, Warnock Strategic Partners Fund, L.P., including 468,563 shares offered hereby, and 39,582 shares of common stock and warrants to purchase 15,858 shares of common stock owned by Strategic Associates, L.P., including 9,562 shares offered hereby. The general partner of both Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. is Cahill, Warnock Strategic Partners, L.P. The general partners of Cahill, Warnock Strategic Partners L.P. are similar to the managing members of Camden Partners Strategic II, LLC, the general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P.

     (5) Camden Partners Strategic Fund II-B, L.P. is the beneficial owner of warrants to purchase 32,725 shares of common stock offered hereby. Camden Partners Strategic Fund II-B, L.P. may also be deemed the beneficial owner of warrants owned by Camden Partners Strategic Fund II-A, L.P. to purchase 551,650 common shares offered hereby, 714,349 shares of common stock and warrants to purchase 582,163 shares of common stock beneficially owned by Cahill, Warnock Strategic Partners Fund, L.P., including 468,563 shares offered hereby, and 39,582 shares of common stock and warrants to purchase 15,858 shares of common stock owned by Strategic Associates, L.P., including 9,562 shares offered hereby. The general partner of both Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. is Cahill, Warnock Strategic Partners, L.P. The general partners of Cahill, Warnock Strategic Partners L.P. are similar to the managing members of Camden Partners Strategic II, LLC, the general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P.

     (6) Strategic Associates, L.P. is the beneficial owner of 39,852 shares of common stock and warrants to purchase 15,858 shares of common stock including 9,562 shares offered hereby. Strategic Associates, L.P. may be deemed to be the beneficial owner of securities owned by Cahill, Warnock Strategic Partners Fund, L.P. Cahill, Warnock Strategic Partners Fund, L.P. is the beneficial owner of 714,349 shares of common stock and warrants to purchase 582,163 shares of common stock including 468,563 shares offered hereby. Cahill, Warnock Strategic Partners Fund, L.P. may also be deemed a beneficial owner of securities owned by Strategic Associates, L.P. The general partner of both Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. is Cahill,

     Warnock Strategic Partners, L.P. Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. may also be deemed the beneficial owner of securities owned by Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. The general partners of Cahill, Warnock Strategic Partners L.P. are similar to the managing members of Camden Partners Strategic II, LLC, the general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. Camden Partners Strategic Fund II-A owns 551,650 warrants to purchase shares of common stock offered hereby and Camden Partners Strategic Fund II-B, L.P. owns 32,725 warrants to purchase shares of common stock offered hereby. Only 9,562 shares beneficially owned by Strategic Associates, L.P. are being offered by this prospectus.
     (a) This selling stockholder has identified Bamco, Inc., a New York Corporation, as a natural person with control over Baron Small Cap Fund, a series of Baron Asset Fund. BAMCO, Inc., a registered investment adviser, has investment control over the securities held by the selling stockholder. In his capacity as portfolio manager at BAMCO, Inc., Mr. Clifford Greenberg makes investment decisions on behalf of BAMCO, Inc with respect to these securities.
     (b) This selling stockholder has identified Bamco, Inc., a New York Corporation, as a natural person with control over Baron iOpportunity Fund, a series of Baron Asset Fund. BAMCO, Inc., a registered investment adviser, has investment control over the securities held by the selling stockholder. In his capacity as portfolio manager at BAMCO, Inc., Mr. Mitchell Rubin makes investment decisions on behalf of BAMCO, Inc with respect to these securities.
     (c) This selling stockholder has identified J. Steven Emerson as a natural person with control over Bear Stearns Security Corp, Custodian FBO J. Steven Emerson - IRA Rollover II.
     (d) This selling stockholder has identified J. Steven Emerson as a natural person with control over Bear Stearns Security Corp, Custodian FBO J. Steven Emerson - Roth IRA.
     (e) This selling stockholder has identified William H. Bales as a natural person with control over Brookbend & Co., nominee for Janus Capital Management LLC.
     (f) This selling stockholder has identified David L. Warnock, Edward L. Cahill and Donald W. Hughes as natural persons with control over Cahill, Warnock Strategic Partners Fund, L.P.
     (g) This selling stockholder has identified David L. Warnock, Richard M. Johnston, Richard M. Berkeley and Donald W. Hughes as natural persons with control over Camden Partners Strategic Partners Fund II-A, L.P.
     (h) This selling stockholder has identified David L. Warnock, Richard M. Johnston, Richard M. Berkeley and Donald W. Hughes as natural persons with control over Camden Partners Strategic Partners Fund II-B, L.P.
     (i) This selling stockholder has identified Jay R. Petschek as a natural person with control over Corsair Capital Investors, Ltd.
     (j) This selling stockholder has identified Jay R. Petschek as a natural person with control over Corsair Corsair Capital Partners 100, L.P.
     (k) This selling stockholder has identified Jay R. Petschek as a natural person with control over Corsair Capital Partners, L.P.
     (l) This selling stockholder has identified Richard Levy and Stewart Flint as a natural person with control over Crestview Capital Master, LLC.
     (m) This selling stockholder has identified William F. Tempel as a natural person with control over FlyLine Holdings, Ltd.
     (n) This selling stockholder has identified Jeff Fernberg as a natural person with control over JLF Offshore Fund, Ltd.
     (o) This selling stockholder has identified Jeff Fernberg as a natural person with control over JLF Partners I, L.P.
     (p) This selling stockholder has identified Jeff Fernberg as a natural person with control over JLF Partners II, L.P.
     (q) This selling stockholder has identified Lehman Brothers Holdings Inc., a public reporting corporation, as the ultimate person that has indirect voting or investment control over our common stock that LB I Group Inc. owns. LB I Group is a wholly-owned subsidiary of Lehman Brothers Inc., which is a wholly-owned subsidiary of Lehman Brothers Holdings Inc., a public reporting corporation.
     (r) This selling stockholder has identified Seymour L. Goldblatt as a natural person with control over Leaf Investment Partners, L.P. c/o S Squared Technology Group.
     (s) This selling stockholder has identified Seymour L. Goldblatt as a natural person with control over Leaf Offshore Investment Fund, Ltd. c/o S Squared Technology Group.
     (t) This selling stockholder has identified Michael A. Roth and Brian J. Stark, the directors of Staro Asset Management, L.L.C., as natural persons with control over SF Capital Partners, Ltd.
     (u) This selling stockholder has identified Tai May Lee and Edwin Mecabe as natural persons with investment power and voting control on behalf of SRG Capital, LLC.
     (v) This selling stockholder has identified David L. Warnock, Edward L. Cahill and Donald W. Hughes as natural persons with control over Cahill, Warnock Strategic Partners Fund, L.P.

     (w) This selling stockholder has identified Jeremy Garber as a natural person with control over Topaz Partners c/o Jemmco Capital Corp.
     (x) This selling stockholder has identified Mark Garfinkel as a natural person with control over Trustman c/o Arthur Vining Davis Foundation.
     (y) This selling stockholder has identified Mark Garfinkel as a natural person with control over Trustman c/o STI Classic Small Cap Growth Fund.
     (z) This selling stockholder has identified Mark Garfinkel as a natural person with control over Trustman c/o TUA Sandra Brooks.
     (aa) This selling stockholder has identified Mark Garfinkel as a natural person with control over Trustman c/o TUA Troyal Brooks.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

     Each selling stockholders has represented and warranted to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

     The validity of the securities being offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements and financial statement schedule of Infocrossing, Inc. and subsidiaries appearing in Infocrossing, Inc. and subsidiaries' Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information, including the Registration Statement of which this prospectus is a part, filed electronically with the SEC are available at the SEC's website at www.sec.gov.

     The information in this prospectus may not contain all the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, and the Registration Statement of which this prospectus is a part, including the exhibits thereto, before making an investment decision.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In this prospectus, we have incorporated by reference certain information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We incorporate by reference the documents listed below:

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 30, 2004, as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 filed on April 12, 2004;

     (b) The information contained under the headings "Proposal I-Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management" of our Definitive Proxy Statement for our 2004 Annual Meeting of Stockholders filed on May 17, 2004;

     (c) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 14, 2004, as amended by our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2004, filed on May 17, 2004;


     (d) Our Current Reports on Form 8-K originally filed on March 4, 2004, March 18, 2004, March 26, 2004, April 1, 2004, April 7, 2004, as
          amended by our Current Report on Form 8-K/A filed on June 10, 2004 and May 17, 2004, respectively; and


     (e) The description of capital stock contained in Form 8-A filed on November 18, 1992 and the related description of capital stock contained in the registration statement on form 10-SB filed on October 28, 1992.

     In addition, all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the sale of all of the common stock covered hereby or the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents.

     Upon request, we will provide you without charge, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in the documents. Please direct requests to the Secretary, Infocrossing, Inc., 2 Christie Heights Street, Leonia, NJ 07605, telephone number (201) 840-4700.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses in connection with the resales of the securities registered hereunder. We will pay all of the costs identified below. Except for the SEC registration fee, all amounts are estimates.

              SEC registration fee................................    $6,917.66
              Legal fees and expenses..............................  100,000.00
              Accounting fees and expenses..........................  10,000.00
              Miscellaneous expenses...............................    3,082.34
                                                                    -----------
                       Total....................................    $120,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Infocrossing, Inc. is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "Delaware General Corporation Law") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which a director derived an improper personal benefit.

     Article 9 of Infocrossing, Inc.'s Certificate of Incorporation, as amended, provides that "the directors shall have the authority to provide in the by-laws for the indemnification of directors and officers to the fullest extent permitted by law."

     Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     Article VIII, Section 1 of the By-Laws of Infocrossing, Inc. provides:

     "The Corporation shall indemnify any present or former officer or director of the Corporation or the personal representatives thereof, to the fullest extent permitted by the General Corporation Law."

     Infocrossing, Inc. maintains insurance covering itself and its officers and directors against certain liabilities incurred in their capacities as such.

ITEM 16. EXHIBITS.

     This Registration Statement includes the following exhibits:

  EXHIBIT
  NUMBER               DESCRIPTION

  2.1 Stock Purchase Agreement, dated as of March 3, 2004, between the Company and ITO Holdings, LLC incorporated by reference to Exhibit 2.1 to Infocrossing's Current
                       Report on Form 8-K filed April 7, 2004.

  3.1A Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to Infocrossing's Form 10-KSB for the period ended October 31, 1999.

  3.1B Certificate of Amendment to Infocrossing's Restated Certificate of Incorporation, filed May 8, 2000 to increase the number of authorized shares and to remove
                       Article 11, incorporated by reference to Exhibit 3.1B to Infocrossing's Form 10-Q for the period ended April 30, 2000.

  3.2 Amended and Restated By-Laws, incorporated by reference to Exhibit 3.2 to Infocrossing's Form 10-KSB for the period ended October 31, 1999.and Infocrossing's Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2004, filed on May 17, 2004.

  4.1 Form of certificate for common stock incorporated by reference to Exhibit 4.1 to Infocrossing's Registration Statement on Form S-3 filed October 31, 2003.

  4.2 Securities Purchase Agreement, dated as of March 24, 2004, by and among Infocrossing, Inc. and the purchasers listed on the signature pages thereto incorporated by reference to Exhibit 4.1 to Infocrossing's Current Report on Form 8-K filed April 1, 2004.

  4.3 Registration Rights Agreement, dated as of March 24, 2004, between Infocrossing, Inc. and the investors named on the signature pages thereto incorporated by reference to Exhibit 4.2 to Infocrossing's Current Report on Form 8-K filed April 1, 2004.

  4.4 Second Amended and Restated Registration Rights Agreement, dated as of October 21, 2003, between Infocrossing, Inc. and the investors named on the signature pages thereto incorporated by reference to
                       Exhibit 4.4 to Infocrossing's Current Report on Form 8-K filed October 22, 2003, as amended by Infocrossing's Current Report on Form 8-K/A filed February 6, 2004.


  5.1 Opinion of Latham & Watkins LLP. (previously filed with Amendment No. 1 to the Registration Statement filed on May 18, 2004).


  23.1*                Consent of Ernst & Young LLP, independent auditors.


  23.2                 Consent of Latham & Watkins LLP (included in
                       Exhibit 5.1).

  23.3*                Consent of BDO Siedman, LLP, independent auditors.

  23.4* Consent of Moore Stephens Wurth Frazer and Torbet, LLP, independent auditors.


  24.1 Power of Attorney (included on the signature page of the original Registration Statement filed on April 12, 2004, being amended hereby).

  24.2                 Power of Attorney of Patrick A. Dolan and Howard L.
                       Waltman (included on the signature page of Amendment No. 1 to the Registration Statement filed on May 18, 2004).


-----------

*Filed herewith.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of shares of common stock offered (if the total dollar value of shares of common stock offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the shares of common stock being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the Commission's opinion, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person of the registrant in connection with these securities, the registrant will submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue, unless its counsel advises it that the issue has been settled by controlling precedent.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leonia, State of New Jersey, on June 10, 2004.


                                      INFOCROSSING, INC.

                                      By:      /s/ WILLIAM J. MCHALE
                                          --------------------------------------
                                          William J. McHale
                                          Senior Vice President of Finance

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*/s/ ZACH LONSTEIN         Chairman of the Board of Directors     June 10, 2004
------------------------  and Chief Executive Officer
Zach Lonstein             (Principal Executive Officer)

*/s/ WILLIAM J. MCHALE     Senior Vice President of Finance       June 10, 2004
------------------------  (Principal Financial Officer and
William J. McHale          Principal Accounting Officer)

*/s/ PATRICK A. DOLAN      President and Chief Operating          June 10, 2004
------------------------   Officer
Patrick A. Dolan

*/s/ PETER DAPUZZO                     Director                   June 10, 2004
------------------------
Peter DaPuzzo

*/s/ KATHLEEN A. PERONE                Director                   June 10, 2004
------------------------
Kathleen A. Perone

*/s/ MICHAEL B. TARGOFF                Director                   June 10, 2004
------------------------
Michael B. Targoff

*/s/ ROBERT B. WALLACH                 Director                   June 10, 2004
------------------------
Robert B. Wallach

*/s/ HOWARD L. WALTMAN                 Director                   June 10, 2004
------------------------
Howard L. Waltman

* BY  /s/ WILLIAM J. McHALE
      ---------------------
      William J. McHale
      Attorney-in-fact

                               INFOCROSSING, INC.
                       REGISTRATION STATEMENT ON FORM S-3

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER               DESCRIPTION

  2.1 Stock Purchase Agreement, dated as of March 3, 2004, between the Company and ITO Holdings, LLC incorporated by reference to Exhibit 2.1 to Infocrossing's Current
                       Report on Form 8-K filed April 7, 2004.

  3.1A Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to Infocrossing's Form 10-KSB for the period ended October 31, 1999.

  3.1B Certificate of Amendment to Infocrossing's Restated Certificate of Incorporation, filed May 8, 2000 to increase the number of authorized shares and to remove
                       Article 11, incorporated by reference to Exhibit 3.1B to Infocrossing's Form 10-Q for the period ended April 30, 2000.

  3.2 Amended and Restated By-Laws, incorporated by reference to Exhibit 3.2 to Infocrossing's Form 10-KSB for the period ended October 31, 1999 and Infocrossing's Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2004, filed on May 17, 2004.

  4.1 Form of certificate for common stock incorporated by reference to Exhibit 4.1 to Infocrossing's Registration Statement on Form S-3 filed October 31, 2003.

  4.2 Securities Purchase Agreement, dated as of March 24, 2004, by and among Infocrossing, Inc. and the purchasers listed on the signature pages thereto incorporated by reference to Exhibit 4.1 to Infocrossing's Current Report on Form 8-K filed April 1, 2004.

  4.3 Registration Rights Agreement, dated as of March 24, 2004, between Infocrossing, Inc. and the investors named on the signature pages thereto incorporated by reference to Exhibit 4.2 to Infocrossing's Current Report on Form 8-K filed April 1, 2004.

  4.4 Second Amended and Restated Registration Rights Agreement, dated as of October 21, 2003, between Infocrossing, Inc. and the investors named on the signature pages thereto incorporated by reference to
                       Exhibit 4.4 to Infocrossing's Current Report on Form 8-K filed October 22, 2003, as amended by Infocrossing's Current Report on Form 8-K/A filed February 6, 2004.


  5.1 Opinion of Latham & Watkins LLP. (previously filed with Amendment No. 1 to the Registration Statement filed on May 18, 2004).


  23.1*                Consent of Ernst & Young LLP, independent auditors.


  23.2                 Consent of Latham & Watkins LLP (included in
                       Exhibit 5.1).

  23.3*                Consent of BDO Siedman, LLP, independent auditors.

  23.4* Consent of Moore Stephens Wurth Frazer and Torbet, LLP, independent auditors.


  24.1 Power of Attorney (included on the signature page of the original Registration Statement filed on April 12, 2004, being amended hereby).

  24.2                 Power of Attorney of Patrick A. Dolan and Howard L.
                       Waltman (included on the signature page of Amendment No. 1 to the Registration Statement filed on May 18, 2004).


-----------

*Filed herewith.